UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
February 14, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Patriot Scientific Corporation

File No. 000-22182- CF#28616
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Patriot Scientific Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on July 17, 2012, as amended on February 4, 2013.

Based on representations by Patriot Scientific Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.7	through July 17, 2017
Exhibit 10.8	through July 17, 2017
Exhibit 10.9	through July 17, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Maryse Mills-Apenteng
Special Counsel